================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  35921W 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                               Peter R. Vogelsang
                                 Morgan Stanley
                          1221 Avenue of the Americas
                         New York, New York 10020-0001
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 24, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                               -----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: o


                         (Continued on following pages)
                               Page 1 of 23 Pages


================================================================================

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 2 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

  NUMBER OF SHARES                   -0-
BENEFICIALLY OWNED BY         --------------------------------------------------
EACH REPORTING PERSON         8      SHARED VOTING POWER
        WITH
                                     4,796,479
                              --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     4,796,479
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,796,479 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             38.8%+  - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
------------ -------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 3 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 3,998,840
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      3,998,840
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,998,840 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.6%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 4 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 3,998,840
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                                   -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      3,998,840
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,998,840 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.6%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 5 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Partners IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
   NUMBER OF SHARES            8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                3,462,113
         WITH                 --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      3,462,113
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,462,113 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31.4%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 6 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
 -------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

 -------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

                                              -0-
                                      ------------------------------------------
  NUMBER OF SHARES                     8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                         401,660
        WITH                          ------------------------------------------
                                       9      SOLE DISPOSITIVE POWER

                                              -0-
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                              401,660
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             401,660 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 7 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-

                              --------------------------------------------------
  NUMBER OF SHARES            8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                135,067
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      135,067
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             135,067 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.8%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 8 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------- ---------- -----------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 757,749
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      757,749
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             757,749 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 9 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Originators Investment Plan, L.P.
 -------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 39,890
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      39,890
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             39,890 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 35921 W 10 1                                       Page 10 of 23 Pages
-----------------------                                      -------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------- -----------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 39,890
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      39,890
 -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             39,890 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002 based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 5 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1"), Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2"), Amendment No. 3 filed on August 13, 2002 (the "Amendment No. 3"), and Amendment No. 4 filed on August 30, 2002 (the "Amendment No. 4", and the Original Schedule 13D as amended by the Amendment No. 1, the Amendment No. 2 and the Amendment No. 3, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 5.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by:

     (a) amending the description under the caption "Description of Preferred Stock and 2000 Warrants" by adding the new paragraph below immediately after the last paragraph under the sub-caption "Conversion":

          In November 2002, the Company and Foothill Capital Corporation ("Foothill") agreed to amend an existing credit facility between the parties. In connection with such amendment, the exercise price of certain Common Stock warrants held by Foothill was reduced from $3.36 per share to $2.85 per share. Such reduction constitutes a "dilutive issuance" requiring the anti-dilution adjustments under the terms of the Preferred Stock and the 2000 Warrants. Consequently, (i) the conversion price for each share of the Preferred Stock was reduced from $6 to $2.85 such that each share of the Preferred Stock is currently convertible into 8.42 shares of Common Stock, and (ii) the exercise price of the 2000 Warrants were reduced to $2.85 per share.

     (b) adding the new text below immediately prior to the last paragraph of
Item 4.

          Description of Shareholder Agreement and Restructuring Letter

          Acquisition by MAPICS, Inc. On November 24, 2002, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with MAPICS, Inc. ("MAPICS") and FP Acquisition Sub, Inc., a wholly-owned subsidiary of MAPICS, pursuant to which FP Acquisition Sub, Inc. will merge with the Company (the "Merger"), subject to certain closing conditions, including, but not limited to, regulatory clearance and approval of the Merger by stockholders of MAPICS and the Company at special meetings. At closing of the Merger, all issued and outstanding Common Stock of the Company will be exchanged for 4.2 million shares of MAPICS common stock.

          Shareholder Agreements. On November 24, 2002, in connection with the Merger Agreement, the Funds, Equity Funding and OIP each entered into a Shareholder Agreement with MAPICS and the Company (the "Shareholder Agreement"). Each of the Funds, Equity Funding and OIP (a "Shareholder") has agreed to take the following actions with respect to the shares of Common Stock beneficially owned by it (the "Subject Shares"):

     - to vote the Subject Shares in favor of the Merger and Merger Agreement at the special meeting of stockholders of the Company, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable in the Merger to a lesser amount of MAPICS common stock;

     - to vote the Subject Shares against (i) any Acquisition Proposal (as defined below), (ii) any amendment of the Company's Articles of Incorporation or Code of Regulations or other proposal or transaction that would impede the Merger and the Merger Agreement, (iii) any action or agreement that would result in a breach of the Merger Agreement or the Shareholder Agreement by the Company; and (iv) except otherwise agreed to by MAPICS or contemplated by the Merger Agreement, any of the following actions or agreements: (A) any action or agreement that is intended to, or could reasonably be expected to, adversely affect the Merger and the transactions contemplated by the Shareholder Agreement and the Merger Agreement; (B) any change in the management or Board of Directors of the Company; (C) any change in the present capitalization or dividend policy of the Company; or (D) any other material change in the Company corporate structure or business;

     - subject to the terms of the Restructuring Letter (as defined below) to exercise, exchange or convert any of such Shareholder's securities convertible into Common Stock, at the request of MAPICS, into shares of Common Stock, except the Shareholder shall have no obligation to exercise the 2000 Warrants, the Initial Notes, the First Tranche Convertible Notes and the Second Tranche Convertible Notes;

     - not to transfer, sell, gift, pledge or otherwise dispose, enter into any contract to dispose, grant any proxy or power of attorney in or with respect to, or enter into any voting arrangements with respect to any of the Subject Shares; and

     - not to solicit or initiate any Acquisition Proposal or furnish information to or participate in any discussions or negotiations with any person that is considering making or has made an Acquisition Proposal.

          "Acquisition Proposal" means any proposal (whether communicated to the Company or publicly announced to the Company's stockholders) by any person (other than MAPICS or any of its affiliates) for an Acquisition Transaction (as defined below) involving the Company or any of its present or future consolidated subsidiaries, or any combination of such subsidiaries, the assets of which constitute 25% or more of the consolidated assets of the Company as reflected on the Company's consolidated statement of condition prepared in accordance with the Generally Accepted Accounting Principles; and

          "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by the Shareholder Agreement) involving: (i) any acquisition or purchase from the Company by any person or "group" (other than MAPICS or any of its affiliates) of 40% or more in interest of the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or "group" (other than MAPICS or any of its affiliates) beneficially owning 40% or more in interest of the total outstanding voting securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 60% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction;
          (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 25% or more of the assets of the Company; or (iii) any liquidation or dissolution of the Company.

          Restructuring Letter. On November 24, 2002, in connection with the Merger Agreement, the Funds, Equity Funding and OIP entered into a letter agreement with the Company (the "Restructuring Letter"). Each Shareholder party to the Restructuring Letter has agreed that at the closing of Merger, it shall accept, in exchange for the Preferred Stock owned by it, a number of shares of MAPICS common stock equal to a 25% discount on of the Preferred Stock's liquidation preference, based on the average closing price of MAPICS common stock during the period from November 7, 2002 through November 20, 2002. Additionally, each Shareholder has also agreed:

     - at the request of the Company and to induce MAPICS to enter into the Merger Agreement, to exercise its 2002 Warrants and to convert its shares of Preferred Stock into shares of Common Stock, prior to the record date set for the special meeting of the stockholders of the Company, provided certain conditions are met;

     - that, at the closing of Merger and at the request of the Company and MAPICS, the Funds will exchange their Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes for new unsecured subordinated promissory notes issued by (i) MAPICS or (ii) the Company and guaranteed by MAPICS; and

     - that, at the closing of Merger, the 2000 Warrants will be cancelled as provided in the Merger Agreement.

     (c) deleting the last paragraph of Item 4 in its entirety and replacing it with the paragraph below:

          The foregoing description is a summary and is qualified in its entirety by reference to: (i) the text of the 2000 Securities Purchase Agreement, which was filed as Exhibit 5 to the Original Schedule 13D; (ii) the text of the Form of Article Fourth of the Amended Articles of Incorporation, which was filed as Exhibit 3 to the Original Schedule 13D;
     (iii) the text of the 2002 Securities Purchase Agreement, which was filed as Exhibit 6 to the Amendment No. 1; (iv) the text of the Amended and Restated Investor Rights Agreement, which was filed as Exhibit 5 to the Amendment No. 1; (v) the text of the SPA Amendment, which was filed as
     Exhibit 7 to the Amendment No. 2; (vi) the text of the Shareholder Agreements, which is filed as Exhibit 8 hereto, and (vii) the text of the Restructuring Letter, which is filed as Exhibit 9 hereto.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the second and the third paragraphs under Item 5 and replacing them as follows:

          If all of the outstanding Preferred Stock were converted into Common Stock as of November 24, 2002, the Funds, Equity Funding and OIP would own 3,370,658 shares of Common Stock, which would represent approximately 27.3% of the Common Stock (or approximately 24.1% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on November 24, 2002).

          The Funds, Equity Funding and OIP have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock convertible into 3,370,658 shares of Common Stock, 574,379 Warrants exercisable for 574,379 shares of Common Stock, $635,418 principal amount of Initial Notes convertible into 255,432 shares of Common Stock, $1,059,030 principal amount of First Tranche Convertible Notes convertible into 425,722 shares of Common Stock and $423,612 principal amount of Second Tranche Convertible Notes convertible into 170,288 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes were converted into Common Stock as of November 24, 2002, the Funds, Equity Funding and OIP would have held an aggregate of 4,796,479 shares of Common Stock, which would have represented approximately 29.1% of the Common Stock (or approximately 26.5% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on November 24, 2002).

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

     Exhibit 1:  Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original
                 Schedule 13D on May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

     Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

     Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)

     Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

     Exhibit 8:  Shareholder Agreements

     Exhibit 9:  Restructuring Letter

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                             MORGAN STANLEY


                                             By:    /s/ Dennine Bullard
                                                 -------------------------------
                                                 Name:  Dennine Bullard
                                                 Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002


                                             MSDW VENTURE PARTNERS IV, INC.


                                             By: /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                             MSDW VENTURE PARTNERS IV, L.L.C.

                                             By:  MSDW Venture Partners IV, Inc.


                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              PARTNERS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.


                                            By:  /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                                OFFSHORE INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                             MORGAN STANLEY DEAN WITTER EQUITY
                                                FUNDING, INC.

                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002


                                             ORIGINATORS INVESTMENT PLAN, L.P.

                                             By  MSDW OIP Investors, Inc.,
                                                 its General Partner


                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 26, 2002

                                             MSDW OIP INVESTORS, INC.


                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

                               INDEX TO EXHIBITS


Exhibit 1:     Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on
               May 19, 2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

Exhibit 8:     Shareholder Agreements

Exhibit 9:     Restructuring Letter